DLP SECURITIES, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

For the Period Ended December 31, 2021

DLP SECURITIES, LLC

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL INFORMATION, AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70610

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 08/12/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DLP SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6700 Comanche Trail
(No. and Street)

Austin	TX	78732
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GARY CUCCIA	732-713-9607	gary@finopcfo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One South, Suite 4103	Islin	NJ	18830
(Address)	(City)	(State)	(Zip Code)

9/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Wayne Wurtsbaugh_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _DLP SECURITIES, LLC_____, as of _December 31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MICHELLE JANE PLUNKETT
Notary Public, State of Texas
Comm. Expires 02-17-2024
Notary ID 132360764

3/9/2022

Notary Public

Signature: _____

Title: _____
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of DLP Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DLP Securities, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the period from August 12, 2021 to December 31, 2021, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from August 12, 2021 to December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I - Computation of Net Capital Under SEC Rule 15c3-1; Schedule II – Computation for Determination of the Reserve Requirements Under the Securities and Exchange Commission Rule 15c3-3; and Schedule III – Information Relating to Possession or Control Requirements Under the Securities and Exchange Commission Rule 15c3-3) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2022.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 15, 2022

DLP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$	1,227,894
Deposit with clearing broker-dealer		100,000
Prepaid expenses		1,499
TOTAL ASSETS	$	1,329,393

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	4,250
TOTAL LIABILITIES		4,250
MEMBERS' EQUITY		1,325,143
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,329,393

The accompanying notes are an integral part of these financial statements.

DLP SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD AUGUST 12, 2021 TO DECEMBER 31, 2021

EXPENSES		
System development costs - related party	$	400,000
Professional fees		70,310
Regulatory fees		5,999
Other		803
TOTAL EXPENSES		477,112
NET LOSS	$	(477,112)

The accompanying notes are an integral part of these financial statements.

DLP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE PERIOD AUGUST 12, 2021 TO DECEMBER 31, 2021

BALANCE - AUGUST 11, 2021	$ 1,802,255
Net loss	(477,112)
BALANCE - DECEMBER 31, 2021	$ 1,325,143

The accompanying notes are an integral part of these financial statements.

6

DLP SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD AUGUST 12, 2021 TO DECEMBER 31, 2021

OPERATING ACTIVITIES	
Net loss	$ (477,112)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in operating assets:	
Deposit with clearing broker-dealer	(100,000)
Prepaid expenses	(1,499)
Increase in operating liabilities:	
Accounts payable and accrued expenses	4,250
TOTAL ADJUSTMENTS	(97,249)
NET CASH USED IN OPERATING ACTIVITIES	(574,361)
CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	0
NET DECREASE IN CASH	(574,361)
CASH - BEGINNING OF PERIOD	1,802,255
CASH - END OF PERIOD	$ 1,227,894

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

DLP Securities, LLC (the "Company") is a securities broker-dealer located in Austin, Texas. It is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), both effective August 12, 2021. The Company was formed in the State of Texas as of August 25, 2020. The Company has two Members.

The Company has not yet commenced operations. The Company will offer a full range of securities brokerage services together with proprietary asset management tools utilizing an advanced electronic trading platform entitled "AQUAS". The Company plans to provide state-of-the-art online trading in national market system ("NMS") and over-the-counter ("OTC") equities, debt securities, listed equity options, mutual funds, and exchange-traded products.

The Company will operate pursuant to the full provisions of SEC Rule 15c3-3 (the "Customer Protection Rule"), clearing securities transactions on an omnibus basis through a clearing firm.

These are the Company's initial audited financial statements, for the period August 12, 2021 through December 31, 2021 ("Period").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
Financial statements prepared in conformity with GAAP require management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Cash
The Company maintains a bank account with a major financial institution. Cash was $1,227,894 as of December 31, 2021. The Company's cash balance may at times exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months. There were no cash equivalents as of December 31, 2021.

Deposit with Clearing Broker
The Company maintains a required cash deposit of $100,000 with its clearing broker.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company's revenue recognition accounting policy is in accordance with *ASC 606 "Revenue from Contracts with Customers"*. Securities transactions, as well as the associated commission revenue and costs, are recorded on the trade date. The Company's performance obligation is satisfied on the trade date because that is when the underlying securities, counterparty, and pricing have been determined; and ownership risks and rewards are transferred.

The Company had no revenue for the Period because operations had not yet commenced.

Receivables

Receivable balances are stated at net realizable value. An allowance for doubtful accounts is recorded, if appropriate, based upon the Company's assessment of relevant collectability factors, in accordance with ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL"). This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets.

The Company's CECL evaluation considers factors such as historical experience; credit quality; terms; balances; current and projected economic conditions; and other relevant collectability matters.

The Company had no receivables as of December 31, 2021.

System Development Costs

The Company expenses software and other system development costs as incurred until technological feasibility has been established. For the Period, such costs amounted to $437,500 consisting of system customization costs of $400,000 and all other $37,500.

Audit Fee

The Company records audit fees during the year the work is performed. Accordingly, no audit fee was recorded during the Period; the work was performed entirely during 2022.

Income Taxes

The Company is recognized as a limited liability company by the Internal Revenue Service; and is treated as a partnership for income tax purposes. Accordingly, the Company's financial results are passed through to the Members for reporting on their income tax returns. The Members are responsible for the associated Federal and state income taxes.

NOTE 3. RELATED PARTY TRANSACTIONS

The Members provided office space and assumed occupancy expenses at no cost to the Company for the Period.

The Company is developing a comprehensive electronic system from DLP Technologies, LLC, an affiliate under common ownership ("Technologies"). The system will provide online trading; asset management; as well as complete back-office record-keeping and reporting. The Company paid Technologies $400,000 for system development which are included in the statement of operations.

NOTE 4. COUNTERPARTY RISK

The counterparties for the Company's transactions include broker-dealers, banks and other financial institutions. The Company is subject to credit risk in the event the counterparty does not fulfill its obligations. With respect to securities transactions, the Company is responsible to indemnify the clearing broker for any losses resulting from the Company's or counterparty's failure to fulfill their contractual obligations. At December 31, 2021, the Company had no such liability.

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company may be involved in litigation, claims and regulatory actions arising out of the normal course of business as a securities broker-dealer. The Company is not aware of any such matters as of December 31, 2021. The Company had no unusual commitments as of December 31, 2021.

NOTE 6. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $1,323,644 which was $1,073,644 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.0032 to 1.

NOTE 8. COVID-19

As a result of the COVID-19 pandemic, the Company has worked remotely to the extent possible during its pre-operations phase. The Company is unable to determine COVID-19's future course and effect on its financial statements.

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued. No material subsequent events occurred during this period that were required to be recognized or disclosed in the financial statements.

DLP Securities LLC

SCHEDULE 1 - COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
DECEMBER 31, 2021

TOTAL ASSETS	$ 1,329,393
TOTAL LIABILITIES	4,250
MEMBERS' EQUITY	1,325,143
LESS NON-ALLOWABLE ASSETS	1,499
CURRENT CAPITAL	1,323,644
LESS HAIRCUTS	-
NET CAPITAL	$ 1,323,644
REQUIRED NET CAPITAL (GREATER OF $250,000 OR 6 2/3% OF AI)	250,000
EXCESS NET CAPITAL	$ 1,073,644

AGGREGATE INDEBTEDNESS	4,250
AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.32%
MINIMUM REQUIRED NET CAPITAL	$250,000
6 2/3% OF AGGREGATE INDEBTEDNESS	$283

There is no material difference between the above net capital calculation and that reported
in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2021.

See Report of Independent Registered Public Accountanting Firm.

DLP Securities, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

December 31, 2021

A computation of reserve requirements under Rule 15c3-3 is not applicable to the Company as of December 31, 2021, as the Company did not conduct any business and had no customers during 2021 as defined by the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

December 31, 2021

Information relating to possession or control requirements under Rule 15c3-3 is not applicable to the Company as of December 31, 2021, as the Company did not conduct any business and had no customers during 2021 as defined by the rule.

See report of Independent Registered Public Accounting Firm.

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830

☎ (732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of DLP Securities, LLC:

We have reviewed management's statements, included in the accompanying DLP Securities, LLC Management Exemption Report ("Exemption Report") for the period August 12, 2021 to December 31, 2021 ("fiscal period 2021") in which DLP Securities, LLC (the "Company") stated that:

1) the Company is filing an Exemption Report, as described in paragraph (d)(4) of Rule 17a-5, in lieu of filing a Compliance Report, as described in paragraph (d)(3) of Rule 17a-5, for the fiscal period 2021, ended December 31, 2021, in accordance with guidance dated February 17, 2022 from the Staff of the SEC Division of Trading and Markets. This Staff guidance was based on the Company's statement that it conducted no securities business in fiscal period 2021 and therefore did not receive or hold customer cash or securities or carry customer accounts during the fiscal period;

2) the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

3) the Company is filing this Exemption Report relying on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") because the Company did not engage, during the fiscal period 2021, in any revenue producing activities and the Company, during the fiscal period 2021: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3); and

4) the Company met the identified Footnote 74 provisions throughout the fiscal period 2021 without exception.

The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 15, 2022

DLP SECURITIES, LLC

MANAGEMENT EXEMPTION REPORT

FOR THE PERIOD AUGUST 12, 2021 TO DECEMBER 31, 2021

DLP Securities, LLC (the "Company") is a registered broker-dealer subject to Securities and Exchange Commission ("SEC") Rule 17a-5 (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of my knowledge and belief:

1. The Company is filing this Exemption Report, as described in paragraph (d)(4) of Rule 17a-5, in lieu of filing a Compliance Report, as described in paragraph (d)(3) of Rule 17a-5, for the fiscal year ended December 31, 2021 in accordance with guidance dated February 17, 2022 from the staff of the SEC Division of Trading and Markets. This staff guidance was based on the Company's statement that it conducted no securities business in fiscal year 2021 and therefore did not receive or hold customer cash or securities or carry customer accounts during the fiscal year.

2. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3; and

3. The Company is filing this Exemption Report relying on Footnote 74 of the SEC No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company did not engage in any revenue producing activities during the period August 12, 2021 to December 31, 2021 ("fiscal year 2021") and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout fiscal year 2021 without exception.

DLP Securities, LLC



Gary Cuccia
Chief Financial Officer

14